Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2022.

As at October 31, 2022
(in millions of Canadian dollars)
Subordinated Debt	8,150

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	6,308
Common Shares	17,744
Contributed Surplus	317
Retained Earnings	45,117
Accumulated Other Comprehensive Income	1,552

Total Equity	71,038

Total Capitalization	79,188

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 44, 46 and 50. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2022.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2 and 3. Please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2022.